SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A. Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.
Savings and Stock Investment Plan

Year ended December 31, 2003

Required Information

     The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at end of year as of December 31, 2003, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Charleston, West Virginia
June 15, 2004

United Bankshares, Inc.
Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—
Modified Cash Basis

	December 31
	2003	2002
Assets
Cash and cash equivalents	$3,688,423	$2,871,686
Investments, at fair value	31,423,692	26,673,334
Loans receivable	52,079	36,205
Contributions receivable	—	141

Net assets available for benefits	$35,164,194	$29,581,366

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—
Modified Cash Basis

Year ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$3,169,308
Interest and dividends	795,123

3,964,431
Contributions:
Employees	2,587,652
Employer	907,191

3,494,843

Total additions	7,459,274
Deductions
Withdrawals and benefits paid directly to participants	1,876,446

Net increase	5,582,828
Net assets available for benefits:
Beginning of year	29,581,366

End of year	$35,164,194

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements-
Modified Cash Basis

Year ended December 31, 2003

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are investments in the Federated Government Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements-
Modified Cash Basis (continued)

2. Description of the Plan (continued)

deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants may defer up to 100% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. These matching contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their deferral contributions directed to any of ten investment options including United Bankshares, Inc common stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or keep funds invested in the plan until reaching the age of 59 1/2.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements-
Modified Cash Basis (continued)

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
Federated Government Obligations Fund	$3,603,493	$2,791,472
Goldman Sachs Capital Growth Fund	3,151,611	2,603,090
United Bankshares, Inc. Common Stock – Participant Directed	6,252,851	5,747,424
United Bankshares, Inc. Common Stock – Nonparticipant Directed	14,275,721	12,619,186

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements-
Modified Cash Basis (continued)

3. Investments (continued)

During 2003, the current value of the Plan’s investments (including investments purchased, sold, as well as held during the year), as determined principally by quoted market values, appreciated as follows:

Net Realized
and
Unrealized
Appreciation in
Fair Value of
Investments
Shares of registered investment companies	$1,782,772
United Bankshares, Inc. common stock	1,386,536

$3,169,308

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Investments, at fair value:
United Bankshares, Inc. common stock	$14,275,721	$12,619,186

Year ended
December 31
2003
Change in net assets:
Contributions	$907,191
Dividends	451,899
Net realized and unrealized appreciation in fair value	964,444
Distributions to participants	(666,999)

$1,656,535

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements-
Modified Cash Basis (continued)

5. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash and cash equivalents are classified as plan investments. The amount of interest-bearing cash and cash equivalents classified as investments on the Form 5500 was $3,603,493 and $2,791,472 as of December 31, 2003 and 2002, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Transactions with Parties-in-Interest

The Plan holds 658,178 shares of United common stock, which had a fair value of $31.19 per share at December 31, 2003.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds provided by Federated Investors, Inc., record keeper for the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 — EIN: 55-0641179

Schedule H, Line 4i — Schedule of Assets (Held at
End of Year) — Modified Cash Basis

December 31, 2003

			Estimated
	Units/		Fair
Description	Shares	Cost	Value
* Federated Government Obligations Fund (cash equivalents)	3,603,493	$3,603,493	$3,603,493
* Federated Income Trust	100,052	1,026,117	1,054,547
* Federated Total Return Bond Fund	62,465	669,376	677,119
Janus Balanced Fund	63,864	1,223,465	1,273,456
* Federated Stk Tr Sh Ben	44,826	1,455,852	1,536,171
* Federated Kaufmann Fund	251,127	1,183,169	1,245,590
* Federated Max-Cap Fund	68,052	1,691,426	1,529,137
* Federated International Equity	27,741	456,163	427,489
Goldman Sachs Capital Growth Fund	172,031	4,083,188	3,151,611
* United Bankshares, Inc. Common Stock	658,178	10,871,933	20,528,572
* Loans to participants (interest rates ranging from 5% to 10%)		—	52,079

		$26,264,182	$35,079,264

*	Parties-in-interest

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 — EIN: 55-0641179

Schedule H, Line 4j—Schedule of Reportable Transactions—
Modified Cash Basis

Year ended December 31, 2003

Total
	Total	Proceeds	Total
	Cost of	From	Cost of	Realized
Description	Purchases	Sales	Assets	Gain
Category (iii)—Series of Transactions in Excess of 5% of Plan Assets
United Bankshares, Inc. Common Stock	$1,936,274	$853,472	$372,973	$480,499

There were no category (i), (ii) or (iv) reportable transactions during fiscal year 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and Stock Investment Plan
/s/ Jack C. Stokes
Mr. Jack C. Stokes
Plan Administrator

June 28, 2004